Exhibit 5

Certification Required by Rule 13a-14(b) or Rule 15d-14(b)
of the Securities Exchange Act of 1934 and
Section 1350 of Chapter 63 of Title 18 of the United States Code

In connection with the report of InterOil Corporation (the “Company”) on Form 40-F/A for the fiscal year ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Phil E. Mulacek, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  December 10, 2009

/s/ Phil E. Mulacek
Phil E. Mulacek
Chief Executive Officer